Exhibit 99.1

Seanergy Takes Delivery of Two Capesize Vessels
with Prompt Commencement of Period Charters

June 10, 2021 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) reported today the delivery of two previously-announced Capesize vessel acquisitions. The first vessel is a 181,709 dwt Capesize bulk carrier, built in 2010 by Imabari Shipbuilding Co., Ltd. in Japan, which was renamed M/V Patriotship, and the second is a 176,925 dwt Capesize bulk carrier, built in 2006 by Namura Shipbuilding Co., Ltd. in Japan, which was renamed M/V Tradership (the “Vessels”).

Taking advantage of the strong market conditions, Seanergy fixed the M/V Patriotship proactively at $31,000 per day for a period employment of 12 to 18 months with a major European cargo operator. Additionally, the M/V Tradership has been fixed for a period employment of 11 to 15 months with a major South Korean industrial company at an index-linked rate based on the Baltic Capesize Index. Both time charters are expected to commence promptly upon finalization of the customary handover process.

Moreover, the Company is in advanced discussions with a leading Asian financial institution to finance part of the acquisition price of the M/V Patriotship through a sale and leaseback structure at competitive terms.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“I am pleased to announce the timely delivery of our fourteenth and fifteenth Capesize vessels and the immediate commencement of their respective period employments.

We are also excited to initiate business relationships with two additional reputable charterers. Including these deliveries, 87% of our operating fleet is employed under advantageous medium to long-term charters.

At the financing front, we have secured competitively-priced financings for our recent vessel acquisitions, as previously announced, which will further enhance our strong liquidity position and reduce the Company’s average cash interest expense.

We believe Seanergy is optimally positioned to take advantage of the rising market conditions.”

Company fleet on a fully delivered basis:

Vessel Name	Vessel Size Class	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type
Partnership	Capesize	179,213	2012	Hyundai	Yes	T/C Index Linked
Championship	Capesize	179,238	2011	Sungdong	Yes	T/C Index Linked
Lordship	Capesize	178,838	2010	Hyundai	Yes	T/C Index Linked
Premiership	Capesize	170,024	2010	Sungdong	Yes	T/C Index Linked
Squireship	Capesize	170,018	2010	Sungdong	Yes	T/C Index Linked
Knightship	Capesize	178,978	2010	Hyundai	Yes	T/C Index Linked
Gloriuship	Capesize	171,314	2004	Hyundai	No	T/C Index Linked
Fellowship	Capesize	179,701	2010	Daewoo	No	T/C Index Linked
Geniuship	Capesize	170,058	2010	Sungdong	No	T/C Index Linked
Hellasship	Capesize	181,325	2012	Imabari	No	T/C Index Linked
Flagship	Capesize	176,387	2013	Mitsui Engineering	No	T/C Index Linked
Patriotship	Capesize	181,709	2010	Saijo - Imabari	Yes	T/C Fixed Rate -$31,000/day
Tradership	Capesize	176,925	2006	Namura Shipbuilding	No	T/C Index Linked
Leadership	Capesize	171,199	2001	Koyo – Imabari	No	Voyage/Spot
Goodship	Capesize	177,536	2005	Mitsui Engineering	No	Voyage/Spot
Worldship *	Capesize	181,415	2012	Japanese Shipyard	Yes	N/A
Total / Average age		2,823,878	11.8

* Delivery expected within August 2021

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. On a fully-delivered basis, the Company's operating fleet will consist of 16 Capesize vessels with an average age of 11.8 years and aggregate cargo carrying capacity of approximately 2,823,878 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”, its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com